SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No.____)*

Theseus Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

88369M101

(CUSIP Number)

Dennis Ryan

Foresite Capital Management, LLC

900 Larkspur Landing Circle, Suite 150, Larkspur, CA 94939

(415) 877-4887

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 7, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 88369M101	13D	Page 2 of 12

1	NAME OF REPORTING PERSON Foresite Capital Fund V, L.P. (“FCF V”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
3,212,732 shares, except that Foresite Capital Management V, LLC (“FCM V”), the general partner of FCF V, may be deemed to have sole power to vote these shares, and James B. Tananbaum (“Tananbaum”), the managing member of FCM V, may be deemed to have sole power to vote these shares.
8	SHARED VOTING POWER See response to row 7.
9	SOLE DISPOSITIVE POWER
3,212,732 shares, except that FCM V, the general partner of FCF V, may be deemed to have sole power to dispose of these shares, and Tananbaum, the managing member of FCM V, may be deemed to have sole power to dispose of these shares.
10	SHARED DISPOSITIVE POWER See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	3,212,732
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	8.6% *
14	TYPE OF REPORTING PERSON	PN

*	This percentage is calculated based upon 37,530,660 shares of common stock outstanding of Theseus Pharmaceuticals, Inc. (the “Issuer”), as set forth in the Issuer’s Rule 424(b)(4) Prospectus filed with the Securities and Exchange Commission (“SEC”) on October 7, 2021.

CUSIP NO. 88369M101	13D	Page 3 of 12

1	NAME OF REPORTING PERSON Foresite Capital Management V, LLC (“FCM V”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

3,212,732 shares, all of which are directly owned by FCF V. FCM V, the general partner of FCF V, may be deemed to have sole power to vote these shares, and Tananbaum, the managing member of FCM V, may be deemed to have sole power to vote these shares.

8	SHARED VOTING POWER See response to row 7.
9	SOLE DISPOSITIVE POWER

3,212,732 shares, all of which are directly owned by FCF V. FCM V, the general partner of FCF V, may be deemed to have sole power to dispose of these shares, and Tananbaum, the managing member of FCM V, may be deemed to have sole power to dispose of these shares.

10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	3,212,732
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	8.6% *
14	TYPE OF REPORTING PERSON	OO

*	This percentage is calculated based upon 37,530,660 shares of common stock outstanding of Theseus Pharmaceuticals, Inc. (the “Issuer”), as set forth in the Issuer’s Rule 424(b)(4) Prospectus filed with the Securities and Exchange Commission (“SEC”) on October 7, 2021.

CUSIP NO. 88369M101	13D	Page 4 of 12

1	NAME OF REPORTING PERSON Foresite Capital Opportunity Fund V, L.P. (“FCOF V”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
468,820 shares, except that Foresite Capital Opportunity Management V, LLC (“FCOM V”), the general partner of FCOF V, may be deemed to have sole power to vote these shares, and James B. Tananbaum (“Tananbaum”), the managing member of FCOM V, may be deemed to have sole power to vote these shares.
8	SHARED VOTING POWER See response to row 7.
9	SOLE DISPOSITIVE POWER
468,820 shares, except that FCOM V, the general partner of FCOF V, may be deemed to have sole power to dispose of these shares, and Tananbaum, the managing member of FCOM V, may be deemed to have sole power to dispose of these shares.
10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	468,820
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	1.2% *
14	TYPE OF REPORTING PERSON	PN

*	This percentage is calculated based upon 37,530,660 shares of common stock outstanding of Theseus Pharmaceuticals, Inc. (the “Issuer”), as set forth in the Issuer’s Rule 424(b)(4) Prospectus filed with the Securities and Exchange Commission (“SEC”) on October 7, 2021.

CUSIP NO. 88369M101	13D	Page 5 of 12

1	NAME OF REPORTING PERSON Foresite Capital Opportunity Management V, LLC (“FCOM V”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
468,820 shares, all of which are directly owned by FCOF V. FCOM V, the general partner of FCOF V, may be deemed to have sole power to vote these shares, and Tananbaum, the managing member of FCOM V, may be deemed to have sole power to vote these shares.
8	SHARED VOTING POWER See response to row 7.
9	SOLE DISPOSITIVE POWER

468,820 shares, all of which are directly owned by FCOF V. FCOM V, the general partner of FCOF V, may be deemed to have sole power to dispose of these shares, and Tananbaum, the managing member of FCOM V, may be deemed to have sole power to dispose of these shares.

10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	468,820
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	1.2% *
14	TYPE OF REPORTING PERSON	OO

*	This percentage is calculated based upon 37,530,660 shares of common stock outstanding of Theseus Pharmaceuticals, Inc. (the “Issuer”), as set forth in the Issuer’s Rule 424(b)(4) Prospectus filed with the Securities and Exchange Commission (“SEC”) on October 7, 2021.

CUSIP NO. 88369M101	13D	Page 6 of 12

1	NAME OF REPORTING PERSON James B. Tananbaum (“Tananbaum”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
3,681,552 shares, of which 3,212,732 shares are directly owned by Foresite Capital Fund V, L.P. (“FCF V”) and 468,820 shares are directly owned by Foresite Capital Opportunity Fund V, L.P. (“FCOF V”). Tananbaum is the managing member of each of Foresite Capital Management V, LLC (“FCM V”), which is the general partner of FCF V; and Foresite Capital Opportunity Management V, LLC (“FCOM V”), which is the general partner of FCOF V. Tananbaum may be deemed to have sole power to vote these shares.
8	SHARED VOTING POWER See response to row 7.
9	SOLE DISPOSITIVE POWER
3,681,552 shares, of which 3,212,732 shares are directly owned by FCF V and 468,820 shares are directly owned by FCOF V. Tananbaum is the managing member of each of FCM V, which is the general partner of FCF V; and FCOM V, which is the general partner of FCOF V. Tananbaum may be deemed to have sole power to dispose of these shares.
10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	3,681,552
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	9.8% *
14	TYPE OF REPORTING PERSON	IN

*	This percentage is calculated based upon 37,530,660 shares of common stock outstanding of Theseus Pharmaceuticals, Inc. (the “Issuer”), as set forth in the Issuer’s Rule 424(b)(4) Prospectus filed with the Securities and Exchange Commission (“SEC”) on October 7, 2021.

CUSIP NO. 88369M101	13D	Page 7 of 12

Statement on Schedule 13D

This Statement on Schedule 13D relates to the beneficial ownership of Common Stock of Theseus Pharmaceuticals, Inc., a corporation organized under the laws of the state of Delaware (“Issuer”). This Schedule 13D is being filed by Foresite Capital Fund V, L.P. (“FCF V”), Foresite Capital Management V, LLC (“FCM V”), Foresite Capital Opportunity Fund V, L.P. (“FCOF V”), Foresite Capital Opportunity Management V, LLC (“FCOM V”), James B. Tananbaum (“Tananbaum” and together with FCF V, FCM V, FCOF V and FCOM V, the “Reporting Persons”).

ITEM 1.	SECURITY AND ISSUER.

(a)       The class of equity securities to which this statement relates is the Common Stock of the Issuer.

(b)       The Issuer’s principal executive offices are located at 245 Main Street, Cambridge, MA 02142.

ITEM 2.	IDENTITY AND BACKGROUND.

(a)       The persons and entities filing this Schedule 13D are FCF V, FCM V, FCOF V, FCOM V and Tananbaum. FCM V, the general partner of FCF V, may be deemed to have sole power to vote and sole power to dispose of shares of the Issuer directly owned by FCF V. FCOM V, the general partner of FCOF V, may be deemed to have sole power to vote and sole power to dispose of shares of the Issuer directly owned by FCOF V. Tananbaum, the managing member of each of FCM V and FCOM V, may be deemed to have sole power to vote and sole power to dispose of shares of the Issuer directly owned by FCF V and FCOF V.

(b)       The address of the principal place of business for each of the Reporting Persons is c/o Foresite Capital Management, LLC, 900 Larkspur Landing Circle, Suite 150, Larkspur, CA 94939.

(c)       The principal occupation of each of the Reporting Persons is the venture capital investment business. The principal business of each of FCF V and FCOF V is to make investments in private and public companies. The principal business of FCM V is to serve as the general partner of FCF V and the principal business of FCOM V is to serve as the general partner of FCOF V. Tananbaum is the managing member of each of FCM V and FCOM V.

(d)       During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Each of FCF V and FCOF V is a Delaware limited partnership. Each of FCM V and FCOM V is a Delaware limited liability company. Tananbaum is a U.S. citizen.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Direct Purchase of Series B Preferred Stock

On January 22, 2021, FCF V and FCOF V entered into a Series B Preferred Stock Purchase Agreement with the Issuer and certain other stockholders, pursuant to which FCF V purchased 3,836,601 shares of Series B Preferred Stock from the Issuer for $8.6561 per share, or $33,210,001.92 in the aggregate, and FCOF V purchased 206,790 shares of Series B Preferred Stock from the Issuer for $8.6561 per share, or $1,789,994.92 in the aggregate.

CUSIP NO. 88369M101	13D	Page 8 of 12

Reverse Stock Split and Conversion

On September 27, 2021, the Issuer effected a 1-for-1.32286 reverse stock split of its issued and outstanding Common Stock, Series A Preferred Stock and Series B Preferred Stock, as a result of which FCF V held 2,900,232 shares of Series B Preferred Stock of the Issuer; and FCOF V held 156,320 shares of Series B Preferred Stock of the Issuer.

In connection with the closing of the Issuer’s initial public offering on October 7, 2021 (the “Initial Offering”), each share of the Issuer’s Series A Preferred Stock was automatically converted into one share of the Issuer’s Common Stock; and each share of the Issuer’s Series B Preferred Stock was automatically converted into one share of the Issuer’s Common Stock. Consequently, FCF V’s 2,900,232 shares of Series B Preferred Stock were converted into 2,900,232 shares of Common Stock; and FCOF V’s 156,320 shares of Series B Preferred Stock were converted into 156,320 shares of Common Stock.

Purchase in Initial Offering

On October 7, 2021, FCF V purchased 312,500 shares of the Issuer’s Common Stock from the underwriters in the Initial Offering for $16.00 per share, or $5,000,000.00 in the aggregate; and FCOF V purchased 312,500 shares of the Issuer’s Common Stock from the underwriters in the Initial Offering for $16.00 per share, or $5,000,000.00 in the aggregate. Such purchases occurred pursuant to and on the terms set forth in the Issuer’s Prospectus filed pursuant to Rule 424(b)(4) on October 7, 2021 with the Securities and Exchange Commission (File No. 333-259549) (the “Prospectus”).

Source of Funds

The source of the funds for all purchases and acquisitions by FCF V and FCOF V was from working capital.

No part of the purchase price was borrowed by FCF V or FCOF V for the purpose of acquiring any securities discussed in this Item 3.

ITEM 4.	PURPOSE OF TRANSACTION.

The Reporting Persons hold their securities of the Issuer for investment purposes. Depending on the factors discussed herein, the Reporting Persons may, from time to time, acquire additional shares of Common Stock and/or retain and/or sell all or a portion of the Common Stock held by the Reporting Persons in the open market or in privately negotiated transactions, and/or may distribute the Common Stock held by the Reporting Persons to their respective members or limited partners. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price levels of the Common Stock; general market and economic conditions; ongoing evaluation of the Issuer's business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities; and other future developments. Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a,b) Regarding aggregate beneficial ownership, see Row 11 of the cover page of each Reporting Person. Regarding percentage beneficial ownership, see Row 13 of the cover page of each Reporting Person. Regarding sole power to vote shares, see Row 7 of the cover page of each Reporting Person. Regarding shared power to vote shares, see Row 8 of the cover page of each Reporting Person. Regarding sole power to dispose of shares, see Row 9 of the cover page of each Reporting Person. Regarding shared power to dispose of shares, see Row 10 of the cover page of each Reporting Person. The percentage listed in Row 13 for each Reporting Person was calculated based upon 37,530,660 shares of Common Stock outstanding immediately after the Initial Offering, as reported in the Issuer’s Prospectus.

CUSIP NO. 88369M101	13D	Page 9 of 12

(c)       Except as set forth in Item 3 above, the Reporting Persons have not effected any transaction in the securities of the Issuer during the past 60 days.

(d)       Under certain circumstances set forth in the limited partnership agreement of each of FCF V and FCOF V and the limited liability company agreement of each of FCM V and FCOM V the partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from the sale of, shares of the Issuer directly or indirectly owned by each such entity of which they are a partner or member.

(e)       Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

In connection with the issuance of the Series B Preferred Stock of the Issuer, the Issuer, FCF V, FCOF V and certain other investors entered into an Amended and Restated Investors’ Rights Agreement dated January 22, 2021 (the “Rights Agreement”). The Rights Agreement grants to FCF V, FCOF V and certain other parties thereto certain rights including demand registration rights, piggyback registration rights and Form S-3 registration rights. Such registration rights will expire, with respect to any particular stockholder, upon the earlier of: (a) five (5) years following the consummation of the Initial Offering (as defined therein) or a Direct Listing (as defined therein), whichever occurs first, (b) as to any stockholder, such earlier time after the Initial Offering or a Direct Listing at which such Holder (i) can sell all shares held by it in compliance with Rule 144(b)(1)(i) of the Securities Act of 1933 or (ii) holds one percent (1%) or less of the Issuer’s outstanding Common Stock and all Registrable Securities (as defined therein) held by such stockholder (together with any affiliate of such stockholder with whom such stockholder must aggregate its sales under Rule 144) can be sold in any three (3) month period without registration in compliance with Rule 144 or (c) after the consummation of a Liquidation Event (as defined therein). The rights set forth in the Rights Agreement are more fully described in the Prospectus and incorporated herein by reference.

FCF V and FCOF V entered into a letter agreement with Jefferies LLC, SVB Leerink LLC and Cantor Fitzgerald & Co., as representatives of the underwriters, on July 26, 2021 (together, the “Lock-Up Agreements”). Pursuant to the Lock-Up Agreements, FCF V and FCOF V agreed that they would not, without the prior written consent of the underwriters and subject to limited exceptions, (i) sell, offer to sell, contract to sell or lend any shares of Common Stock or any options or warrants or other rights to acquire shares of Common Stock or any securities exchangeable or exercisable for or convertible into shares of Common Stock (such options, warrants or other securities, collectively, “Derivative Instruments”), or to acquire other securities or rights ultimately exchangeable or exercisable for or convertible into shares of Common Stock, effect any short sale or establish or increase a Put Equivalent Position (as defined in the Lock-Up Agreement) or liquidate or decrease any Call Equivalent Position (as defined in the Lock-Up Agreement), pledge, hypothecate or grant any security interest in any shares of Common Stock or Derivative Instruments or in any other way transfer or dispose of, in each case whether effected directly or indirectly, shares of Common Stock or Derivative Instruments, (ii) enter into any swap, hedge or similar arrangement or agreement that transfers, in whole or in part, the economic risk of ownership of shares of Common Stock or Derivative Instruments, regardless of whether any such transaction is to be settled in securities, in cash or otherwise, (iii) make any demand for, or exercise any right with respect to, the registration under the Securities Act of the offer and sale of any shares of Common Stock or Derivative Instruments, or cause to be filed a registration statement, prospectus or prospectus supplement (or an amendment or supplement thereto) with respect to any such registration, or (iv) publicly announce any intention to do any of the foregoing.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT A	Agreement of Joint Filing.
EXHIBIT B	Amended and Restated Investors’ Rights Agreement, filed on September 15, 2021 as Exhibit 4.2 to the Issuer’s Registration Statement on Form S-1 (File No. 333-259549), and incorporated herein by reference.
EXHIBIT C	Form of Lock-Up Agreement, filed as Exhibit A to the Underwriting Agreement filed on September 15, 2021 as Exhibit 1.1 to the Issuer’s Registration Statement on Form S-1 (File No. 333-259549), and incorporated herein by reference.

CUSIP NO. 88369M101	13D	Page 10 of 12

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  October 18, 2021

FORESITE CAPITAL FUND V, L.P.

By:	Foresite Capital Management V, LLC
Its:	General Partner

By:	/s/ James B. Tananbaum
James B. Tananbaum
Managing Member

FORESITE CAPITAL MANAGEMENT V, LLC

By:	/s/ James B. Tananbaum
James B. Tananbaum
Managing Member

FORESITE CAPITAL OPPORTUNITY FUND V, L.P.

By:	Foresite Capital Opportunity Management V, LLC
Its:	General Partner

By:	/s/ James B. Tananbaum
James B. Tananbaum
Managing Member

FORESITE CAPITAL OPPORTUNITY MANAGEMENT V, LLC

By:	/s/ James B. Tananbaum
James B. Tananbaum
Managing Member

JAMES B. TANANBAUM

/s/ James B. Tananbaum

CUSIP NO. 88369M101	13D	Page 11 of 12

EXHIBIT INDEX

Exhibit	Description

A	Agreement of Joint Filing
B	Amended and Restated Investors’ Rights Agreement, filed on September 15, 2021 as Exhibit 4.2 to the Issuer’s Registration Statement on Form S-1 (File No. 333-259549), and incorporated herein by reference.
C	Form of Lock-Up Agreement, filed as Exhibit A to the Underwriting Agreement filed on September 15, 2021 as Exhibit 1.1 to the Issuer’s Registration Statement on Form S-1 (File No. 333-259549), and incorporated herein by reference.

CUSIP NO. 88369M101	13D	Page 12 of 12

exhibit A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13D (or any amendment thereto) relating to the Common Stock of Theseus Pharmaceuticals, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13D.

Date: October 18, 2021

FORESITE CAPITAL FUND V, L.P.

By:	Foresite Capital Management V, LLC
Its:	General Partner

By:	/s/ James B. Tananbaum
James B. Tananbaum
Managing Member

FORESITE CAPITAL MANAGEMENT V, LLC

By:	/s/ James B. Tananbaum
James B. Tananbaum
Managing Member

FORESITE CAPITAL OPPORTUNITY FUND V, L.P.

By:	Foresite Capital Opportunity Management V, LLC
Its:	General Partner

By:	/s/ James B. Tananbaum
James B. Tananbaum
Managing Member

FORESITE CAPITAL OPPORTUNITY MANAGEMENT V, LLC

By:	/s/ James B. Tananbaum
James B. Tananbaum
Managing Member

JAMES B. TANANBAUM

/s/ James B. Tananbaum